EXHIBIT 10.1

The Rockefeller University

License Agreement

This Agreement (this “Agreement”) is between The Rockefeller University, a New York nonprofit corporation (“Rockefeller”), and ContraFect Corporation, a Delaware corporation (“Company”). This Agreement will become effective on July 12, 2011 (the “Effective Date”).

BACKGROUND

Rockefeller owns certain intellectual property developed by Dr. Vincent Fischetti relating to lysins and their use for prevention and treatment of human disease. Rockefeller also owns certain applications for United States letters patent relating to the intellectual property. Company desires to obtain an exclusive license under the patent rights to exploit the intellectual property. Rockefeller has determined that the exploitation of the intellectual property by Company is in the best interest of Rockefeller and is consistent with its educational and research missions and goal.

In consideration of the mutual obligations contained in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	LICENSE

1.1 License Grant. Rockefeller grants to Company, and Company accepts, subject to the terms and conditions of this Agreement, a world-wide license (i) under Rockefeller Patent Rights to discover, develop, make, have made, use, import, lease, sell and offer for sale Licensed Products and (ii) to use Rockefeller Technical Information and Rockefeller Materials to discover, develop, make, have made, use, import, lease, sell and offer for sale Licensed Products (the “Licenses”). The Licenses are granted solely in the Field of Use during the Term (as such terms may be defined in Sections 1.2 and 6.1), and include the right to sublicense under the conditions of Section 1.5. Rockefeller grants no other rights or licenses.

The License is exclusive for Rockefeller Patent Rights and is non-exclusive for Rockefeller Technical Information and Rockefeller Materials, subject to the conditions of Section 1.3.

1.2 Related Definitions. The term “Rockefeller Patent Rights” means all patent rights represented by or issuing from: (a) the United States patent applications listed in Exhibit A; (b) any continuation, continuation-in-part, divisional and re-issue applications whose claims are entitled to the benefit of the priority date of the applications in (a); and (c) any foreign counterparts and extensions of (a) or (b).

The term “Licensed Products” means Patent Products and/or Other Products.

The term “Patent Products” means any product, process or service that is discovered, developed, made, made for, used, imported, leased, sold or offered for sale by Company or its Affiliates or sublicensees that in the absence of this Agreement, would infringe at least one issued or pending claim of the Rockefeller Patent Rights.

The term “Other Products” means any product, process or service that is discovered, developed, made, made for, used, imported, leased, sold or offered for sale by Company or its Affiliates or sublicensees that involves the use or incorporation of Rockefeller Technical Information or Rockefeller Materials.

The term “Rockefeller Technical Information” means know-how, technical information and data developed at Rockefeller in the laboratory of Dr. Fischetti prior to the Effective Date and provided to Company, including but not limited to information contained in the patents and the patent applications listed in Exhibit A and any other technical information disclosed or referenced in Exhibit A.

The term “Rockefeller Materials” means any tangible material delivered to Company, including but not limited to those materials listed on Exhibit A., and any progeny or derivatives thereof developed by Company, its Affiliates and sublicensees.

The term “Affiliate” means a legal entity that is controlling, controlled by or under common control with Company and that has executed either this Agreement or a written Joinder Agreement agreeing to be bound by all of the terms and conditions of this Agreement. For purposes of this Section 1.2, the word “control” means (x) the direct or indirect ownership of more than fifty percent (50%) of the outstanding voting securities of a legal entity, (y) the right to receive fifty percent (50%) or more of the profits or earnings of a legal entity, or (z) the right to determine the policy decisions of a legal entity.

The term “Field of Use” means prophylactic and therapeutic use of lysins in humans. Field of Use expressly excludes the use of lysins directly or indirectly for vaccines, small molecule antibiotics, laboratory reagents, or diagnostic purposes.

1.3 Reservation of Rights by Rockefeller. Rockefeller reserves the right to use Rockefeller Patent Rights, Rockefeller Technical Information and Rockefeller Materials for educational and academic research purposes only and Rockefeller retains the right to publish data from such research or present such research at scientific forums. Rockefeller reserves the rights to license to other commercial entities the Rockefeller Patent Rights, Rockefeller Technical Information and Rockefeller Materials outside the Field of Use. Rockefeller also reserves the right to permit other non-commercial academic entities (“Third Party Recipients”) to use Rockefeller Technical Information and Rockefeller Materials for educational and academic research purposes. Any such transfer of Rockefeller Materials to Third Party Recipients will be performed by Company in a timely manner following written request and require the Third Party Recipient to sign the material transfer agreement found in Exhibit B. Rockefeller retains the right to transfer Rockefeller Materials under an appropriate agreement to third parties for commercial evaluation in an area outside of Field of Use.

1.4 U.S. Government Rights. The parties acknowledge that the United States government retains rights in intellectual property funded under any grant or similar contract with a Federal agency. The Licenses are expressly subject to all applicable United States government rights, including, but not limited to, any applicable requirement that products, which result from such intellectual property and are sold in the United States, must be substantially manufactured in the United States.

1.5 Sublicense Conditions. The Company’s right to sublicense granted by Rockefeller under the License is subject to each of the following conditions:

(a) In each sublicense agreement, Company will prohibit the sublicensee from further sublicensing and require the sublicensee to comply with the terms and conditions of this Agreement.

(b) Within thirty (30) days after Company enters into a sublicense agreement, Company will deliver to Rockefeller a complete and accurate copy of the entire sublicense agreement written in the English language. Rockefeller’s receipt of the sublicense agreement, however, will constitute neither an approval of the sublicense nor a waiver of any right of Rockefeller or obligation of Company under this Agreement.

(c) Company’s execution of a sublicense agreement will not relieve Company of any of its obligations under this Agreement. Company is primarily liable to Rockefeller for any act or omission of an Affiliate or sublicensee of Company that would be a breach of this Agreement if performed or omitted by Company, and Company will be deemed to be in breach of this Agreement as a result of such act or omission.

2.	DILIGENCE

2.1 Development Plan. Company will deliver to Rockefeller, within ninety (90) days after the Effective Date, a copy of an initial development plan for the Rockefeller Patent Rights (the “Development Plan”). The purpose of the Development Plan is (a) to demonstrate Company’s capability to bring the Rockefeller Patent Rights to commercialization, (b) to project the timeline for completing the necessary tasks, and (c) to measure Company’s progress against the projections. Thereafter, Company will deliver to Rockefeller an annual updated Development Plan no later than each anniversary of the Effective Date. The Development Plan will include, at a minimum, the information listed in Exhibit B.

2.2 Company’s Efforts. Company will use commercially reasonable efforts to develop, commercialize, market and sell Licensed Products in a manner consistent with the Development Plan. Repeated failure to achieve objectives in the Development Plan may be treated as a material breach of this Agreement and a cause for termination in accordance with Section 6.2.

2.3 Diligence Resources. Until the first commercial Sale (as defined in Section 3.4 of the first Licensed Product, Company, Affiliates and sublicensees will expend resources in the development and commercialization of the Licensed Products of amounts not less than the diligence minimums specified in the table below in each 12-month period following the Effective Date. Such diligence expenses include, but are not limited to, documented expenses for research and development, clinical trials, regulatory compliance, manufacturing design and administrative costs (directly related to the Licensed Products). If Company’s total expenditures for development and commercialization of Licensed Products in any 12-month period do not meet or exceed the applicable diligence minimum, then Company will pay to Rockefeller the amount of the shortfall. Company will make any payments of the shortfall to Rockefeller together with the next royalty report due to Rockefeller under Section 4.1.

12 MONTH PERIOD:	Year 1	Year 2	Year 3 and thereafter
DILIGENCE MINIMUMS:	$750,000	$1,000,000	$1,000,000

2.4 Third Party Offer. In the event that Rockefeller is given a written offer by an entity to license Rockefeller Patent Rights to develop and commercialize a Licensed Product that is not under active commercial development by Company, Company will, within one hundred eighty (180) days, either (i) offer a sublicense to such entity on reasonable commercial terms, (ii) present a credible development plan to Rockefeller to pursue development of such Licensed Product and begin to execute that plan, or (iii) return the rights to develop such Licensed Product to Rockefeller.

3.	FEES AND ROYALTIES

3.1 License Initiation Fee. In partial consideration of the Licenses, Company will pay to Rockefeller on the Effective Date a non-refundable, non-creditable license initiation fee of $100,000.

3.2 Equity Issuance. In partial consideration for the License, Company will issue to Rockefeller, on the close of Series C funding, 30,303 shares of Preferred Stock of the Company. The issuance of equity to Rockefeller will be pursuant to a Stock Purchase Agreement and related Series C agreements between Company and Rockefeller, substantially similar to the forms attached as Exhibit D (collectively, the “Equity Documents”).

3.3 License Maintenance Fees. In partial consideration of the Licenses, Company will pay to Rockefeller, on each anniversary of the Effective Date, the applicable license maintenance fee listed in the table below. Each annual license maintenance fee is nonrefundable; however, the license maintenance fee shall be credited to milestones and royalties subsequently due on Net Sales earned during the following four Quarters, if any. License maintenance fees paid in excess of milestones and royalties due in such four Quarters shall not be creditable to amounts due for future Quarters.

The term “Quarter” means each three-month period beginning on January 1, April 1, July 1 and October 1.

ANNIVERSARY:	2nd – 4th	5th – 7th	8th and thereafter
LICENSE MAINTENANCE FEE:	$50,000	$70,000	$100,000

3.4 Milestone Payments. In partial consideration of the Licenses, Company will pay to Rockefeller the applicable milestone payment listed in the table below after achievement of each milestone event for each Licensed Product.

MILESTONE	PAYMENT
Approval of IND for a Licensed Product	$250,000
Completion of Phase I clinical trial for a Licensed Product	$250,000
Completion of Phase II clinical trial for a Licensed Product	$500,000
Submission of NDA for a Licensed Product	$1,500,000
NDA approval for a Licensed Product	$2,500,000

3.5 Earned Royalties. In partial consideration of the Licenses, Company will pay to Rockefeller a 5% royalty on Net Sales of all PATENT PRODUCTS and 2.5% of Net Sales on OTHER PRODUCTS during the Quarter.

The term “Net Sales” means the total amount invoiced, or fair market value attributable to, for each Sale, less Qualifying Costs directly attributable to a Sale and actually identified on the invoice and borne by Company, or its Affiliates or sublicensees. For purposes of determining Net Sales, the words “fair market value” mean the cash consideration that Company, or its Affiliates or sublicensees would realize from an unrelated buyer in an arms length sale of an identical item sold in the same quantity and at the time and place of the transaction.

The term “Sale” means any bona fide transaction with an unaffiliated third party for which consideration is received for the sale, use, lease, transfer or other disposition of a Licensed Product, and a Sale is deemed completed at the time that Company, or its Affiliate or sublicensee receives payment for a Licensed Product.

The term “Qualifying Costs” means: (a) customary discounts in the trade for quantity purchased, prompt payment or wholesalers and distributors; (b) credits or refunds for claims or returns that do not exceed the original invoice amount; and (c) prepaid outbound transportation expenses and transportation insurance premiums. In no case will the Qualifying Costs exceed ten percent (10%) of the gross proceeds, attributable to Sales.

3.6 Stacking Protection. If (a) Company becomes obligated to pay royalties to third parties for technology necessary to develop or manufacture a Licensed Product and (b) the aggregate royalty rate owed by Company to all parties (including Rockefeller) to develop and manufacture a Licensed Product exceeds twelve percent (12%), then the royalty rate applicable to Rockefeller under Section 3.4 for such Licensed Product will be reduced. Company shall use its best commercial efforts to reduce all third party royalty rates, so as to reduce the maximum aggregate royalty rate to twelve percent (12%). In no event, however, will the royalty rate applicable to Rockefeller under Section 3.4 for a Licensed Product be reduced to less than two and one half percent (2.5%) on Patent Products and one and one quarter percent (1.25%) on Other Products. A reduction of the royalty rate in Section 3.4 for one Licensed Product will not affect the royalty rate for another Licensed Product. Furthermore, no royalty reduction for a Licensed Product will apply unless all third party licensors for the Licensed Product agree to royalty reductions.

3.7 Sublicense Fees. In partial consideration of the Licenses, Company will pay to Rockefeller a sublicense fee according to the following table of all payments and the fair market value of all other consideration of any kind received by Company from sublicensees during the Quarter (“Sublicense Consideration”).

TIME PERIOD	PERCENTAGE
Prior to approval of IND	30%
Following approval of IND, but prior to completion of a phase II clinical trial	20%
Following completion of a phase II clinical trial	15%

Sublicense Consideration will not include: (a) royalties paid to Company by a sublicensee based upon Sales or Net Sales by the sublicensee; (b) equity investments in Company by a sublicensee up to the amount of the fair market value of equity purchased on the trading day prior to the public announcement of the investment; (c) loan proceeds paid to Company by a sublicensee in an arms length, full recourse debt financing; and (d) funding for future research paid to Company by a sublicensee in a bona fide transaction. If Company grants a sublicense that includes, in addition to the Rockefeller Patent Rights, Rockefeller Materials and Rockefeller Technical Information other intellectual property licensed from third parties or owned by Company, the percentage of the Sublicense Consideration due to Rockefeller will be based on the value reasonably attributable to the Rockefeller Patent Rights, Rockefeller Materials and Rockefeller Technical Information relative to the value of the other intellectual property included in such sublicense. In no event, however, will the percentage of the Sublicense Consideration be lower than ten percent (10%).

4.	REPORTS AND PAYMENTS

4.1 Royalty Reports. Within sixty (60) days after the end of each Quarter following first commercial Sale of a Licensed Product, Company will deliver to Rockefeller a report, certified by the chief financial officer of Company, detailing the calculation of all royalties and fees due to Rockefeller for such Quarter. The report will include, at a minimum: (a) the number of Licensed Products involved in Sales, listed by product, by country; (b) gross consideration invoiced, billed or received for Sales in the Quarter; (c) Qualifying Costs, listed by category of cost; (d) Net Sales, listed by product, by country; (e) sublicense fees and other consideration received by Company from sublicensees, listed by product, by country; (f) royalties and fees owed to Rockefeller, listed by category, by product, by country; and (g) any applicable credits resulting from minimum royalty payments.

4.2 Payments. All amounts due and paid by Company to Rockefeller under this Agreement shall be non-refundable. Company will pay all royalties and fees due to Rockefeller under Sections 3.3, 3.4, 3.5, and 3.6 within sixty (60) days after the end of the Quarter in which the royalties or fees accrue. All applicable taxes and other charges such as duties, customs, tariffs, imposts, and government imposed surcharges shall be borne by Company and will not be deducted from payments due Rockefeller.

4.3 Records. Company will maintain, and will cause its Affiliates and sublicensees to maintain, complete and accurate books and records to verify Sales, Net Sales, and all of the royalties, fees, and other payments payable under this Agreement. The records for each Quarter will be maintained for at least five (5) years after submission of the applicable report required under Section 4.1.

4.4 Audit Rights. Upon reasonable prior written notice to Company, Company and its Affiliates and sublicensees will provide Rockefeller and its accountants with access to all of the books and records required by Section 4.3 to conduct a review or audit of Sales, Net Sales, and all of the royalties, fees, and other payments payable under this Agreement. Access will be made available: (a) during normal business hours; (b) in a manner reasonably designed to facilitate Rockefeller’s review or audit without unreasonable disruption to Company’s business; and (c) no more than once each calendar year during the Term and for a period of five (5) years thereafter. Company will promptly pay to Rockefeller the amount of any underpayment determined by the review or audit plus accrued interest. If the review or audit determines that Company has underpaid any royalty payment by five percent (5%) or more, then Company will also promptly pay the costs and expenses of Rockefeller and its accountants in connection with the review or audit. In addition, once annual Sales of Licensed Products exceed Five Million Dollars ($5,000,000), Company will conduct, at least once every two (2) years at its own expense, an independent audit of Sales, Net Sales, and all of the royalties, fees, and other payments payable under this Agreement. Promptly after completion of the audit, Company will provide to Rockefeller a copy of the report of the independent auditors.

4.5 Currency. All dollar amounts referred to in this Agreement are expressed in United States dollars. All payments will be made in United States dollars. If Company receives payment from a third party in a currency other than United States dollars for which a royalty or fee is owed under this Agreement, then (a) the payment will be converted into United States dollars at the conversion rate for the foreign currency as published in the eastern edition of the Wall Street Journal as of the last business day of the Quarter in which the payment was received by Company, and (b) the conversion computation will be documented by Company in the applicable report delivered to Rockefeller under Section 4.1.

4.6 Place of Payment. All payments by Company are payable to “The Rockefeller University” and will be made to the following addresses:

By Electronic Transfer:	By Check:

JP Morgan Chase Bank	The Rockefeller University
1166 Avenue of the Americas, 16th Floor	Office of Technology Transfer
New York, NY 10036	502 Founders Hall
Swift code: CHASUS33	1230 York Avenue
Account #134-756355	New York, NY 10065
Routing #: 021000021
Account Name: The Rockefeller University
Reference: Technology Transfer/212-327-7116

4.7 Interest. All amounts that are not paid by Company when due will accrue interest from the date due until paid at a rate equal to one percent (1%) per month (or the maximum allowed by law, if less).

5.	CONFIDENTIALITY AND USE OF ROCKEFELLER’S NAME

5.1 Rockefeller’s Confidential Information. The term “Confidential Information” includes all technical information, inventions, developments, discoveries, software, know-how, methods, techniques, formulae, data, processes, and other proprietary ideas, whether or not patentable, that Rockefeller identifies as confidential or proprietary at the time it is delivered or communicated to Company or its Affiliates or sublicensees.

5.2 Company’s Obligation. Company and its Affiliates and sublicensees will maintain in confidence and not disclose to any third party any Confidential Information. Company will use the Confidential Information only for the purposes of this Agreement. Company will ensure that Company’s employees and its Affiliates and sublicensees have access to Confidential Information only on a need to know basis and are obligated in writing to abide by Company’s obligations under this Agreement. The obligations under this Section 5.2 will not apply to: (a) information that is known to Company or independently developed by Company prior to the time of disclosure, in each case, to the extent evidenced by written records promptly disclosed to Rockefeller upon receipt of the Confidential Information; (b) information that is disclosed to Company by a third party that has the right to make such disclosure; (c) information that becomes patented, published or otherwise part of the public domain as a result of acts by Rockefeller or a third party obtaining such information as a matter of right; or (d) information that is required to be disclosed by order of United States governmental authority or a court of competent jurisdiction, provided that Company must use its best efforts to obtain confidential treatment of such information by such agency or court.

5.3 Disclaimer. Rockefeller is not obligated to accept any confidential information from Company, except for the information required by Sections 2.1, 4.1, 6.5 and 12.5. Rockefeller, acting through its Office of Technology Transfer and finance offices, will use its best efforts not to disclose to any third party outside of Rockefeller any confidential information of Company contained in those reports, subject to exceptions analogous to those contained in Section 5.2(a) – (d) above. Rockefeller bears no institutional responsibility for maintaining the confidentiality of any other information of Company. Company may elect to enter into confidentiality agreements with individual investigators at Rockefeller that comply with Rockefeller’s internal policies.

5.4 Use of Rockefeller’s Name. Company and its Affiliates, sublicensees, employees, and agents may not use the name, logo, seal, trademark, or service mark (including any adaptation of them) of Rockefeller or any Rockefeller school, organization, employee, student or representative, without the prior written consent of Rockefeller which consent shall not be unreasonable withheld or delayed. Company reserves the right to identify Rockefeller as required by the government, prescribed by law, underwriting for the sale of securities, identification of consultant and origin of Licensed Products in Company literature.

6.	TERM AND TERMINATION

6.1 Term. This Agreement will commence on Effective Date and terminate upon the later of: (a) the expiration or abandonment of the last patent to expire or become abandoned of the Rockefeller Patent Rights; or (b) if no patent ever issues from the Rockefeller Patent Rights, ten (10) years after the first commercial sale of the first Licensed Product (as the case may be, the “Term”).

6.2 Early Termination by Rockefeller. Rockefeller may terminate this Agreement if: (a) Company is more than sixty (60) days late in paying to Rockefeller any amounts owed under this Agreement and does not pay Rockefeller in full within ten (10) days following written notice thereof; (b) Company or its Affiliates or sublicensees breaches this Agreement and does not cure the breach within forty five (45) days after written notice of the breach; or (c) Company or its Affiliates or sublicensees challenges the validity or enforceability of the Rockefeller Patent Rights, or assists or encourages third parties to do so.

6.3 Early Termination by Company. Company may terminate this Agreement at any time upon sixty (60) days written notice to Rockefeller and will comply with Sections 6.4(b) through 6.4(d) prior to the date of termination.

6.4 Effect of Termination. Upon the termination of this Agreement for any reason: (a) the Licenses terminate; (b) Company and all its Affiliates and sublicensees will cease all making, having made, using, importing, selling and offering for sale all Licensed Products, except to extent permitted by Section 6.5; (c) Company will pay to Rockefeller all amounts owed to Rockefeller through the date of termination under this Agreement (and subject to Section 6.5, thereafter, no additional monies shall be owed by Company); (d) Company will, at Rockefeller’s request, return to Rockefeller all Rockefeller Materials and Confidential Information and provide to Rockefeller copies of all data generated by Company during the Term that will facilitate the further development of the technology licensed under this Agreement; and (e) in the case of termination under Section 6.2, all duties of Rockefeller and all rights (but not duties) of Company under this Agreement immediately terminate without further action required by either Rockefeller or Company.

6.5 Inventory and Sell Off. Upon the termination of this Agreement for any reason, Company will cause physical inventories to be taken immediately of: (a) all completed Licensed Products on hand under the control of Company or its Affiliates or sublicensees; and (b) such Licensed Products as are in the process of manufacture and any component parts on the date of termination of this Agreement. Company will deliver promptly to Rockefeller a copy of the written inventory, certified by an officer of the Company. Rockefeller will have forty-five (45) days after receipt of the report to challenge the report and request an audit under Section 4.4. Upon termination of this Agreement for any reason, Company will promptly remove, efface or destroy all references to Rockefeller from any advertising or other materials used in the promotion of the business of Company or its Affiliates or sublicensees in Company’s possession, and Company and its Affiliates and sublicensees will not represent in any manner that it has rights in or to the Rockefeller Patent Rights or the Licensed Products. Notwithstanding the foregoing; upon the termination of this Agreement, Company may sell off its inventory of Licensed Products existing on the termination date for a period of six (6) months and pay Rockefeller royalties on Sales of such inventory within thirty (30) days following the expiration of such six (6) month period.

6.6 Survival. Company’s obligation to pay all amounts owed to Rockefeller under this Agreement will survive the termination of this Agreement for any reason. Articles 4, 5, 6, 9, 10, and 11, and Section 12.10 and 12.11 will survive the termination of this Agreement for any reason in accordance with their respective terms.

7.	PATENT MAINTENANCE AND REIMBURSEMENT

7.1 Patent Maintenance. Rockefeller has controlled the preparation, prosecution and maintenance of the Rockefeller Patent Rights and the selection of patent counsel. Company shall reimburse Rockefeller for all such costs incurred to date. From the Effective Date of this Agreement, Company desires to manage the preparation, prosecution and maintenance of the Rockefeller Patent Rights with input from Rockefeller. Company and Rockefeller will enter into a Client and Billing Agreement with patent counsel in the form attached as Exhibit E.

7.2 Patent Reimbursement. Within thirty (30) days after the Effective Date, Company shall initiate reimbursement to Rockefeller for all historically accrued, un-reimbursed attorney’s fees, expenses, official fees and all other charges accumulated prior to the Effective Date incident to the preparation, prosecution and maintenance of the Rockefeller Patent Rights.

8.	INFRINGEMENT

8.1 Notice. Company and Rockefeller will notify each other promptly of any infringement of the Rockefeller Patent Rights that may come to their attention. Company and Rockefeller will consult each other in a timely manner concerning any appropriate response to the infringement.

8.2 Prosecution. Company or Rockefeller may prosecute an action against a third party to protect the Rockefeller Patent Rights, including an infringement action by mutual agreement. The expenses of such action, including attorney’s fees, expert fees and all other costs and expenses of the litigation, including appeals and settlement processes including alternative dispute mechanisms, shall be borne by the party instituting the action. The parties shall enter into a joint litigation and defense agreement on mutually agreeable terms. Each party shall execute all necessary and proper documents and take all other appropriate actions to allow the other party to institute and prosecute the action. Any award paid by a third party as a result of such action (whether by way of settlement or otherwise) shall first be applied toward reimbursement of attorney’s fees, expert fees and all other costs and expenses of the litigation, including appeals and settlement processes including alternative dispute mechanisms; and the excess, if any, shall be allocated between the Parties according to the following ratio: seventy (70%) percent to the initiating party, thirty (30%) percent to the joining party.

8.3 Cooperation. In any litigation under this Article 8, either party, at the request and expense of the other party, will cooperate to the fullest extent reasonably possible. This Section 8.3 will not be construed to require either party to undertake any activities, including legal discovery, at the request of any third party, except as may be required by lawful process of a court of competent jurisdiction.

9.	DISCLAIMER OF WARRANTIES; LIMITATION OF LIABILITIES

THE ROCKEFELLER PATENT RIGHTS, ROCKEFELLER MATERIALS, ROCKEFELLER TECHNICAL INFORMATION, LICENSED PRODUCTS, AND ANY OTHER TECHNOLOGY LICENSED UNDER THIS AGREEMENT ARE PROVIDED ON AN “AS IS” BASIS. TO THE KNOWLEDGE OF THE OFFICE OF TECHNOLOGY TRANSFER AT ROCKEFELLER, THERE ARE NO OUTSTANDING CLAIMS ASSERTED BY OR AGAINST ROCKEFELLER ALLEGING INFRINGEMENT IN CONNECTION WITH THE ROCKEFELLER PATENT RIGHTS, ROCKEFELLER MATERIALS AND ROCKEFELLER TECHNICAL INFORMATION. ROCKEFELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF ACCURACY, COMPLETENESS, PERFORMANCE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMMERCIAL UTILITY, NON-INFRINGEMENT OR TITLE. ROCKEFELLER WILL NOT BE LIABLE TO COMPANY, ITS SUCCESSORS OR ASSIGNS, OR ANY THIRD PARTY WITH RESPECT TO ANY CLAIM: ARISING FROM COMPANY’S USE OF THE ROCKEFELLER PATENT RIGHTS, ROCKEFELLER MATERIALS, ROCKEFELLER TECHNICAL INFORMATION, LICENSED PRODUCTS OR ANY OTHER TECHNOLOGY LICENSED UNDER THIS AGREEMENT; ARISING FROM THE DEVELOPMENT, TESTING, MANUFACTURE, USE OR SALE OF LICENSED PRODUCTS; OR FOR LOST PROFITS, BUSINESS INTERRUPTION, OR INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND.

10.	INDEMNIFICATION

10.1 Indemnification by Company. Company will defend, indemnify, and hold harmless Rockefeller, and its trustees, officers, faculty, agents, employees and students (each, a “Rockefeller Indemnified Party”) from and against any and all liability, loss, damage, action, claim, or expense suffered or incurred by the Indemnified Parties, including reasonable attorneys’ fees and expenses (collectively, “Liabilities”), arising out of or resulting from: (a) the development, testing, use, manufacture, promotion, sale or other disposition of any Rockefeller Patent Rights, Rockefeller Materials or Licensed Products by Company, its Affiliates, sublicensees, assignees or vendors or associated third parties; (b) any material breach of this Agreement by Company or its Affiliates or sublicensees; and (c) the enforcement of this Article 10 by any Rockefeller Indemnified Party. Liabilities include, but are not limited to: (x) any product liability or other claim of any kind related to use by a third party of a Licensed Product that was manufactured, sold or otherwise disposed of by Company, its Affiliates, sublicensees, assignees or vendors or third parties; (y) a claim by a third party that the Rockefeller Patent Rights, Rockefeller Materials or the design, composition, manufacture, use, sale or other disposition of any Licensed Product infringes or violates any patent, copyright, trade secret, trademark or other intellectual property right of such third party; and (z) clinical trials or studies conducted by or on behalf of Company, its Affiliates, sublicensees, assignees or vendors or associated third parties relating to the Rockefeller Patent Rights, Rockefeller Materials or the Licensed Products, such as claims by or on behalf of a human subject of any such trial or study.

10.2 Other Provisions. Company will not settle or compromise any claim or action giving rise to Liabilities in any manner that imposes any restrictions on obligations on Rockefeller or grants any rights to the Rockefeller Patent Rights or the Licensed Products without Rockefeller’s prior written consent. If Company fails or declines to assume the defense of any claim or action within thirty (30) days after notice of the claim or action, then Rockefeller may assume the defense of such claim or action for the account and at the risk of Company, and any Liabilities related to such claim or action will be conclusively deemed a liability of Company. The indemnification rights of the Rockefeller Indemnified Parties under this Article 10 are in addition to all other rights that such indemnified party may have at law, in equity or otherwise.

11.	INSURANCE

11.1 Coverages. Company will procure and maintain insurance policies for the following coverages with respect to personal injury, bodily injury and property damage arising out of Company’s performance under this Agreement: (a) during the Term, comprehensive general liability, including broad form and contractual liability, in a minimum amount of $2,000,000 combined single limit per occurrence and in the aggregate; (b) prior to the commencement of clinical trials involving Licensed Products, clinical trials coverage in a minimum amount of $5,000,000 combined single limit per occurrence and in the aggregate; and (c) prior to the sale of the first Licensed Product, product liability coverage, in a minimum amount of $10,000,000 combined single limit per occurrence and in the aggregate. Rockefeller may review periodically the adequacy of the minimum amounts of insurance for each coverage required by this Section 11.1, and Rockefeller reserves the right to reasonably require Company to adjust the limits accordingly. The required minimum amounts of insurance do not constitute a limitation on Company’s liability or indemnification obligations to Rockefeller under this Agreement.

11.2 Other Requirements. The policies of insurance required by Section 11.1 will be issued by an insurance carrier with an A.M. Best rating of “A” or better and will name Rockefeller as an additional insured with respect to Company’s performance under this Agreement. Company will provide Rockefeller with insurance certificates evidencing the required coverage within thirty (30) days after the commencement of each policy period and any renewal periods. Each certificate will provide that the insurance carrier will notify Rockefeller in writing at least thirty (30) days prior to the cancellation or material change in coverage.

12.	ADDITIONAL PROVISIONS

12.1 Independent Contractors. The parties are independent contractors. Nothing contained in this Agreement is intended to create an agency, partnership or joint venture between the parties. At no time will either party make commitments or incur any charges or expenses for or on behalf of the other party.

12.2 No Discrimination. Neither Rockefeller nor Company will discriminate against any employee or applicant for employment because of race, color, sex, sexual or affectional preference, age, religion, national or ethnic origin, handicap, or veteran status.

12.3 Compliance with Laws. Company must comply with all prevailing laws, rules and regulations that apply to its activities or obligations under this Agreement. For example, Company will comply with applicable United States export laws and regulations. The transfer of certain technical data and commodities may require a license from the applicable agency of the United States government and/or written assurances by Company that Company will not export data or commodities to certain foreign countries without prior approval of the agency. Rockefeller does not represent that no license is required, or that, if required, the license will issue.

12.4 Modification, Waiver and Remedies. This Agreement may only be modified by a written amendment that is executed by an authorized representative of each party. Any waiver must be express and in writing. No waiver by either party of a breach by the other party will constitute a waiver of any different or succeeding breach. Unless otherwise specified, all remedies are cumulative.

12.5 Inventor Consulting. During the term of this Agreement, Company shall disclose to Rockefeller’s Office of Technology Transfer (“OTT”) at least 30 days prior to execution any proposed and/or draft amended consulting agreements between the Company and the inventor(s) of Licensed Products. Company represents that prior to the Effective Date of this Agreement, Company disclosed to OTT all existing and/or draft consulting agreements between the Company and the inventor(s) of Licensed Products.

12.6 Assignment. Company may not assign this Agreement or any part of it, either directly or by merger or operation of law, without the prior written consent of Rockefeller. Rockefeller will not unreasonably withhold or delay its consent, provided that: (a) at least thirty (30) days before the proposed transaction, Company gives Rockefeller written notice and such background information as may be reasonably necessary to enable Rockefeller to give an informed consent; (b) the assignee agrees in writing to be legally bound by this Agreement; and (c) the assignee agrees to deliver to Rockefeller an updated Development Plan within forty-five (45) days after the closing of the proposed transaction. Any permitted assignment will not relieve Company of responsibility for performance of any obligation of Company that has accrued at the time of the assignment. Any prohibited assignment will be null and void.

12.7 Notices. Any notice or other required communication (each, a “Notice”) must be in writing, addressed to the party’s respective Notice Address listed on the signature page, and delivered: (a) personally; (b) by certified mail, postage prepaid, return receipt requested; (c) by recognized overnight courier service, charges prepaid; or (d) by facsimile. A Notice will be deemed received: if delivered personally, on the date of delivery; if mailed, five (5) days after deposit in the United States mail; if sent via courier, one (1) business day after deposit with the courier service; or if sent via facsimile, upon receipt of confirmation of transmission provided that a confirming copy of such Notice is sent by certified mail, postage prepaid, return receipt requested.

12.8 Severability and Reformation. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, then the remaining provisions of this Agreement will remain in full force and effect. Such invalid or unenforceable provision will be automatically revised to be a valid or enforceable provision that comes as close as permitted by law to the parties’ original intent.

12.9 Headings and Counterparts. The headings of the articles and sections included in this Agreement are inserted for convenience only and are not intended to affect the meaning or interpretation of this Agreement. This Agreement may be executed in several counterparts, all of which taken together will constitute the same instrument.

12.10 Governing Law. This Agreement will be governed in accordance with the laws of the State of New York, without giving effect to the conflict of law provisions of any jurisdiction.

12.11 Dispute Resolution. If a dispute arises between the parties concerning any right or duty under this Agreement, then the parties will confer, as soon as practicable, in an attempt to resolve the dispute. If the parties are unable to resolve the dispute amicably, then the parties will submit to the exclusive jurisdiction of, and venue in, the state and Federal courts located in the State of New York with respect to all disputes arising under this Agreement.

12.12 Integration. This Agreement, together with all attached Exhibits, contain the entire agreement between the parties with respect to the Rockefeller Patent Rights and the License and supersede all other oral or written representations, statements, or agreements with respect to such subject matter.

Each party has caused this Agreement to be executed by its duly authorized representative.

THE ROCKEFELLER UNIVERSITY			CONTRAFECT CORPORATION

By:	/s/ John Tooze	By:	/s/ Barry Kappel

Name:	John Tooze	Name:	Barry Kappel
Title:	Vice President Scientific and Facilities Operations	Title:	Vice President Business Development

Address:		Address:

	The Rockefeller University		ContraFect Corporation
	Office of Technology Transfer		28 Wells Avenue
	1230 York Avenue, Box 138		Third Floor
	New York, NY 10065		Yonkers, NY 10701

Required copy to:

The Rockefeller University
Office of General Counsel
1230 York Avenue, Box 81
New York, NY 10065

EXHIBIT A

Rockefeller Patent Rights

RU File Number	Lysin Name	Patent/Publication
1025	Ply SS	61/477,836

Rockefeller Materials

1. DNA clones of PlySS1 and PlySS2

2. Small quantities of these respective lysin proteins (1-5 mg) if available

3. Polyclonal rabbit antiserum (1-5 ml) to each lysin when available

4. Bacterial strain for each lysin that is sensitive to the respective lysin

EXHIBIT B

Material Transfer Agreement Form

MATERIAL TRANSFER AGREEMENT

ContraFect Corporation (“Provider”) agrees to provide                                 (“Recipient”) with certain research material requested by Recipient for use by its scientist,                                 (“Scientist”), subject to the terms and conditions set forth in this Material Transfer Agreement (the “Agreement”).

Background

1. This Agreement applies to the transfer of                                 proprietary to The Rockefeller University and licensed to Provider, and to any progeny and unmodified derivatives thereof (the “Material”), for use in Scientist’s research relating to the study of                                 (the “Research”).

2. The transfer of Material constitutes a non-exclusive license to use the Material solely for the non-commercial internal scientific research of Recipient. The Material will be used in Scientist’s laboratory by Scientist and laboratory personnel under Scientist’s immediate and direct control and shall not be transferred to any third party.

3. Prior to transfer of Material, Recipient will provide Provider a Research Plan (“Research Plan”) and agree not to conduct research outside of the Research Plan.

4. The Material will not be used in research that is subject to consulting, licensing, sponsored research or similar obligations to another commercial entity, unless written permission is first obtained from Provider.

Inventions

5. Legal title to the Material shall be unaffected by this Agreement or the transfer made hereunder. Inventorship on new inventions will be determined according to US patent law. Any inventions or discoveries made in the course of the Study that incorporate Materials (“Inventions”) made solely by Recipient employees or agents (“Recipient Sole Inventions”) shall belong to Recipient. Recipient shall promptly disclose potentially patentable Inventions to Provider. At Provider’s request and expense, Recipient shall promptly prepare, file and/or maintain patent applications or issued patents in the United States and foreign countries for any such Inventions. Any Inventions made in the course of the Study jointly by Recipient employees or agents and by Provider’s employees or agents (“Joint Inventions”) shall be jointly owned by Recipient and Provider. Provider shall have the rights to obtain patent protection in the United States and foreign countries for Joint Inventions, at its expense, unless otherwise agreed upon by the parties.

License and Option

6. Recipient hereby grants to Provider a non-exclusive, royalty-free, worldwide license, to each Recipient Sole Invention. Recipient hereby grants to Provider an option to obtain an exclusive worldwide license, to each Recipient Sole Invention and to Recipient’s interest in any Joint Inventions, on commercially reasonable terms. The option shall extend for a period of nine (9) months following disclosure of the Invention to Provider. License terms will be negotiated in good faith. In the event the parties fail to reach a mutually acceptable agreement within twelve (12) months after commencing negotiations, Recipient shall be entitled to negotiate a license with a third party for such Invention.

Publication

7. If Scientist and Recipient wish to publish results of the Research utilizing Materials, Scientist will furnish Provider with a copy of the manuscript or abstract disclosing such results not less than sixty (60) days prior to publication to allow Provider an opportunity to protect proprietary or intellectual property relating to the Material that might be contained in such disclosure. If Provider notifies Recipient during sixty day period that Provider proposes to file, or to request Recipient to file, patent applications relating to Inventions contained in any such publication or presentation, disclosure will be delayed whereby such delay shall not exceed an additional thirty (30) days. Scientist and Recipient shall acknowledge Provider as the source of the Material in any publication of Research results.

Confidentiality

8. Provider will hold as confidential any disclosures made under Paragraphs 4 and 6.

Indemnification

9. Scientist and Recipient will bear all risk resulting from use, directly or indirectly, of the Material and shall indemnify and hold harmless Provider and its affiliates, officers, directors, and employees against all liabilities and claims arising out of or in connection with the use of the Material, excepting those arising from any defects in the Material caused by the negligence or willful misconduct of Provider.

No Warranty

10. The Material is experimental in nature and shall be used with prudence and appropriate caution, since not all of its characteristics are known. THE MATERIAL IS PROVIDED WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. Provider makes no representation or warranty that the use of the Material will not infringe any patent or other proprietary right.

Termination

11. This Agreement will terminate upon completion of Research. Upon termination, Scientist shall return to Provider any unused samples of the Material following written request from Provider.

Research Plan and Transfer to Third Parties

12. It is agreed that should the Recipient conduct research outside of the Research Plan, any Inventions resulting from such research in breach of this Agreement would be assigned to the Provider.

13. A transfer of Material by Recipient to a third party shall be considered a breach of this Agreement. Recipient acknowledges and agrees that irreparable injury and damage could result from the breach of its obligation hereunder with respect to transfer of Materials to third parties, and that monetary damages might not be a sufficient remedy for any breach of this Agreement by Recipient and that the Provider shall be entitled to injunctive relief as a remedy for any such breach.

Miscellaneous

14. The Material is provided to Recipient for use in animals or in vitro. The Material will not be used in humans, including for purposes of diagnostic testing. Scientist and Recipient will use the Material in compliance with all laws, governmental regulations and guidelines, including without limitation current NIH guidelines and any regulations or guidelines pertaining to research with recombinant DNA, which may be applicable to the Material.

15. This Agreement is not assignable. This Agreement is governed by the laws of the State of New York.

ContraFect Corporation	Recipient

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

Scientist:
Date:

EXHIBIT C

Development Plan Report Requirements

•	Date of Development Plan Progress Report and time covered by such report.

•	Major research and commercialization activities completed by Company and/or third parties since the most recent Development Plan Progress Report.

•	Significant research and development projects currently being performed by COMPANY and/or third parties at the time Development Plan Progress Report is submitted, and projected date of completion.

•	Significant development activities to be undertaken by Company and/or third parties during the next calendar year.

•	Significant changes to the Development Plan and previous Development Plan Progress Reports submitted to Rockefeller, including the reasons for the changes and future variables that may cause additional changes.

•	Dates of all reports made available to shareholders during the reporting period, including 10-K and 10-Q filings made to the United States Securities and Exchange Commission.

EXHIBIT D

Equity Documents

EXHIBIT E

Client And Billing Agreement Form

The Rockefeller University (“Rockefeller”), a New York non-profit education corporation doing business at 1230 York Avenue, New York, NY 10021; and ContraFect Corporation (“Company”), a corporation doing business at 28 Wells Avenue, 3rd Floor, Yonkers, NY 10701, have entered into a License Agreement with respect to certain inventions which are the subject of the patent applications and patents listed in Appendix A hereto, including any continuations, divisions, extensions thereof, and any foreign counterpart patents, applications, or registrations (“Patent Rights”);

Rockefeller has retained the services of Klauber & Jackson (“Law Firm”), with offices at 411 Hackensack Avenue, Hackensack, NJ 07601 , to prepare, file and prosecute the pending patent applications constituting the Patent Rights and to maintain the patents that issue thereon;

Rockefeller, Company and Law Firm, intending to formalize their business relationships, agree as follows:

1.	Rockefeller is the owner of the Patent Rights

2.	Company is the licensee of Rockefeller’s interest in the Patent Rights.

3.	Rockefeller shall maintain its existing attorney-client relationship with Law Firm in furtherance of efforts to secure and maintain the Patent Rights.

4.	Law Firm will interact directly with Company on all patent prosecution and patent maintenance matters related to the Patent Rights and will copy Rockefeller on all correspondence related thereto. Company and Law Firm agree to use all reasonable efforts to notify Rockefeller in writing at least thirty (30) days prior to the due date or deadline for any action which could adversely affect the pending status of any patent application within the Patent Rights, the maintenance of any granted patent within the Patent Rights, Rockefeller’s right to file any continuing application or foreign counterpart application based on the Patent Rights, or the breadth of any claim within the Patent Rights. In any case, Company shall give Rockefeller written notice of any final decision regarding the action to be taken or not to be taken on such matters prior to instructing Law Firm to implement the decision. Rockefeller reserves the right to countermand any instruction given by Company to Law Firm.

5.	Law Firm’s legal services relating to the Patent Rights will be performed on behalf of Rockefeller. Law Firm shall invoice Company directly for all work relating to the filing, prosecution and maintenance of the Patent Rights and shall provide copies of all invoices to Rockefeller. Company is responsible for the payment of all charges and fees so invoiced by Law Firm. Company will pay invoices directly to Law Firm and copy Rockefeller on each payment.

6.	To clarify each party’s position with regard to prosecution and maintenance of the Patent Rights, either Rockefeller or Company will notify Law Firm in writing of all decisions to authorize the performance of any desired service(s), which shall be subject to Rockefeller’s right to countermand, as provided in paragraph 4, above. In the event Rockefeller countermands any decision or instruction of Company, such countermand shall be promptly communicated in writing to Law Firm and Company.

7.

This agreement represents the complete understanding of each of the undersigned parties as to the client and billing arrangements defined herein. Additions or deletions of dockets identified in Appendix A will become effective only by written addendum to Appendix A. All such additions or deletions of individual patents or applications filed in the US, or as foreign counterparts thereof are considered to be within the terms of this client and billing agreement.

8.	Notices and copies of all correspondence relating to the Patent Rights should be sent to the following:

TO ROCKEFELLER:	TO COMPANY:

Office for Technology Transfer
The Rockefeller University
1230 York Ave. Box 81
New York, NY 10021
Attn: Director	Attn:

To Law Firm:

ACCEPTED AND AGREED TO:

THE ROCKEFELLER UNIVERSITY	COMPANY

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

LAW FIRM

By:
Name:
Title:
Date:

Appendix A

COMPANY LICENSED TECHNOLOGIES

ROCKEFELLER Docket Number	Law Firm Docket Number	13	Title	14	Patent Number